MIGENIX Inc.

BC Research Complex
3650 Wesbrook Mall
Vancouver, BC V6S 2L2
Canada

|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Completes First Clinical Study of Celgosivir in Chronic Hepatitis C Patients

Vancouver, BC, CANADA & San Diego, CA, USA – September 27, 2005– MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, has completed a Phase IIa monotherapy clinical study of celgosivir (MX-3253), an orally administered, first-in-class, α-glucosidase I inhibitor, in development for the treatment of chronic hepatitis C virus (HCV) infections. The study met its objectives by confirming the drug was well-tolerated with some evidence of antiviral activity in patients with chronic HCV infection.

Eric Yoshida, M.D., Associate Professor of Gastroenterology at the University of British Columbia and an investigator in the monotherapy study stated, "The recent celgosivir monotherapy trial in hepatitis C patients indicates that this agent is safe and there appears to be a modest anti-HCV effect.  It should be noted that ribavirin monotherapy did not demonstrate a significant anti-HCV effect alone, but in combination with peg-interferon had a dramatic effect with regards to antiviral efficacy.  Celgosivir may have a similar or better effect and we are awaiting a combination trial with great interest."

Jim DeMesa, M.D., President and CEO of MIGENIX added, "This Phase IIa study in HCV patients with celgosivir as monotherapy, along with the safety and nonclinical synergy data generated to date, supports our combination therapy development strategy.  A Phase IIb combination therapy study is expected to begin enrollment shortly and is intended to demonstrate that celgosivir can improve the current combination therapy for chronic HCV patients. It is encouraging that most investigators from the monotherapy trial are also participating in the combination trial."

This Phase IIa monotherapy trial was designed to test the safety and tolerability of celgosivir in patients chronically infected with HCV and to evaluate viral load changes as monotherapy at different doses. The trial was conducted at six clinical centers in Canada and enrolled 43 patients randomized to receive celgosivir orally at either 200 mg once daily, 200 mg twice daily or 400 mg once daily for twelve weeks. The patients participating in the study were HCV genotype 1 (a difficult-to-treat strain of hepatitis C) who were treatment naïve or intolerant to interferon/ribavirin therapy.

The results of the study demonstrate that celgosivir was well-tolerated with generally mild to moderate, reversible side effects, no serious adverse events, and some indication of antiviral activity. In two patients, a 1.0 log10 or greater reduction in viral load was observed, with one patient achieving a peak reduction in HCV RNA of 2.6 log10 (99.8% clearing of the virus). As expected based on the mechanism of action and pharmacokinetics of celgosivir, other viral load changes in this monotherapy study were not clinically significant. A Phase IIb combination therapy trial is expected to begin shortly, with support from Schering-Plough and is intended to demonstrate the clinical effectiveness of celgosivir in combination with the current standard of care.

About Hepatitis C

Hepatitis C virus, the most common chronic blood-borne infection in the United States, causes inflammation of the liver and may progress to more serious complications such as cirrhosis of the liver, liver cancer and death. Approximately 2.7 million people in the United States are chronically infected with HCV, and the Centers for Disease Control and Prevention (CDC) estimates that by the year 2010, the number of deaths attributed annually to HCV could surpass that due to HIV/AIDS in the US.  Worldwide, the World Health Organization estimates that 170 million individuals carry chronic HCV infection, with 3 to 4 million new infections each year.

Therapy for HCV currently employs a drug combination approach, which is anticipated to continue in the future. The current standard of care for chronic hepatitis C is pegylated interferon combined with ribavirin, which fails to provide a satisfactory outcome for the majority of patients infected with HCV genotype 1.  It is estimated that successful therapy is achieved in less than 50% of patients. In addition, these drugs can

MIGENIX Inc. – NEWS RELEASE – September 27, 2005                                                                         Page 2 of 2

cause significant side effects that limit tolerance to therapy, or a frequent lack of sustained treatment response.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I) and the treatment of acne (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Jonathan Burke MIGENIX Inc. Tel: (604) 221-9666 Extension 241 jburke@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

Certain statements in this news release contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always, use the words “intends”, “plans”, “believes”, “anticipates” or “expects” or similar words; that events “will”, “may”, “could” or “should” occur; and/or include statements concerning our strategies, goals, plans and expectations. Forward-looking statements in this news release include, but are not limited to statements concerning: commencing enrollment in the MX-3253 Phase IIb combination therapy study shortly. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Factors that could cause actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties related to early stage of technology and product development; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

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